Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-84304

HAMPTON ROADS BANKSHARES, INC.

SUPPLEMENT NO. 1 DATED JANUARY 27, 2009

TO THE AMENDED AND RESTATED PROSPECTUS DATED JULY 23, 2008

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the amended and restated prospectus of Hampton Roads Bankshares, Inc., dated July 23, 2008 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to describe a change to our 2002 Dividend Reinvestment and Optional Cash Purchase Plan.

Effective as of the first calendar quarter of 2009, the maximum amount of optional cash payments a participant may make in any calendar quarter is $10,000.

As a result of this change to our 2002 Dividend Reinvestment and Optional Cash Purchase Plan, the Prospectus is amended so that question No. 14, “What are the limits on making optional cash payments?” and answer thereto on pages 8 and 9 is deleted and replaced in its entirety with the following:

14.	What are the limits on making optional cash payments?

Optional cash payments may only be submitted at least two business days (and not more than thirty days) prior to the end of each calendar quarter, and purchases will only be made on the last day of each calendar quarter. We will not pay interest on any optional cash payments. Accordingly, participants should make every effort to send us their optional cash payments as close as possible to the submission deadline for each calendar quarter. The same amount of money need not be sent each period, and you are under no obligation to make any optional cash payments. Any optional cash payments that you wish to make may not be less than $50, or more than $10,000, in any given calendar quarter. We reserve the right, in our sole discretion, both to determine who is an owner of shares of our common stock for purposes of these restrictions and to determine whether optional cash payments on behalf of any particular owner total more than $10,000 in any calendar quarter